811-06247
Branch 18

40-33

RECEIVED
AUG 14 2009
The Division of
Investment Management

American Century
Investments

FEDERAL EXPRESS

SEC
Mail Processing
Section
AUG 07 2009
Washington, DC
122

August 6, 2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Global Investment Management, Inc. ("ACGIM")
American Century World Mutual Funds, Inc.
d/b/a American Century International Discovery Fund

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Verified Class Action and Derivative Complaint and Jury Demand as filed by the plaintiff in the United States District Court, Eastern District of California, Sacramento Division styled as Nelson Gomes v. American Century Companies, Inc.

If you have any questions or concerns regarding this filing, please contact me at (816) 340-4047.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

MVC:ce

09005681

Crystal G. Howard (SBN 224627)
SIMMONS BROWDER GIANARIS
ANGELIDES & BARNERD LLC
100 N. Sepulveda Blvd., Suite 1350
El Segundo, California 90245
Telephone: 310-322-3555
Facsimile: 310-322-3655
choward@simmonsfirm.com

Attorneys for Plaintiffs
[Additional Counsel Listed on Signature Page]

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF CALIFORNIA
SACRAMENTO DIVISION

NELSON GOMES, individually, derivatively and on behalf of all others similarly situated, Plaintiff, - against - AMERICAN CENTURY COMPANIES, INC., AMERICAN CENTURY GLOBAL INVESTMENT MANAGEMENT, INC., JAMES E. STOWERS, JR., JAMES E. STOWERS, III, JONATHAN S. THOMAS, THOMAS A. BROWN, ANDREA C. HALL, DONALD H. PRATT, GALE E. SAYERS, M. JEANNINE STRANDJORD, TIMOTHY S. WEBSTER, WILLIAM M. LYONS, ENRIQUE CHAN, MARK KOPINSKI, and BRIAN BRADY, Defendants, - and - AMERICAN CENTURY WORLD MUTUAL FUNDS, INC., doing business as AMERICAN CENTURY INTERNATIONAL DISCOVERY FUND, Nominal Defendant.	CASE NO. **VERIFIED CLASS ACTION AND DERIVATIVE COMPLAINT** **and** **JURY DEMAND**

Plaintiff alleges:

OVERVIEW

1. This lawsuit arises from criminal acts committed by the defendants ("Defendants") when they unlawfully invested money entrusted to them by the plaintiff

("Plaintiff") in an illegal gambling business. These unlawful investments suffered significant losses when the government began arresting principals of illegal gambling businesses during a law enforcement crackdown beginning in the summer of 2006.

2. Plaintiff is a shareholder in Nominal Defendant American Century World Mutual Funds, Inc. ("ACWMF"), through its American Century International Discovery Fund (the "Fund").

3. Defendants caused ACWMF to illegally invest, repeatedly and over a significant period of time, in an entity whose primary business constituted illegal gambling under the laws of one or more of the United States. The market value of these investments plunged when law enforcement officials began criminal enforcement proceedings against such illegal gambling businesses and their principals. Defendants' illegal investments, all of which were purchased for the Fund's portfolio, directly injured ACWMF, Plaintiff and other investors in the Fund because the value of shares in the Fund is calculated daily on the basis of the net asset value of the Fund's portfolio. Each dollar lost by Defendants' investments in an illegal gambling business resulted in a dollar loss to ACWMF and to the investors in the Fund on a *pro rata* basis.

4. The losses suffered by ACWMF and its investors were a direct and proximate result of Defendants causing ACWMF to own or finance illegal gambling businesses. The government law enforcement actions, and the investment losses that followed those enforcement actions, were reasonably foreseeable and part of the risk that Defendants knowingly took when they invested in illegal gambling businesses.

5. Plaintiff asserts claims under the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. §§ 1961-68 ("RICO"), as well as common law claims for breach of fiduciary duty, negligence, and waste.

6. Defendants, each of whom is a person or entity employed by or associated with ACWMF, conducted the affairs of ACWMF through a pattern of racketeering. Specifically, each of the Defendants knowingly developed and implemented (or conspired to develop and implement) an investment strategy pursuant to which Defendants caused ACWMF, through the Fund, repeatedly and over a significant period of time to purchase shares in an "illegal gambling

business" as that term is used in 18 U.S.C. § 1955 ("§ 1955"), which makes it a felony to finance or to own "all or part of an illegal gambling business." When Defendants caused ACWMF to purchase stock in an illegal gambling business, ACWMF financed and became an owner of part of an illegal gambling business in violation of § 1955.

7. A violation of § 1955 is a predicate crime under RICO. 18 U.S.C. § 1961(1)(B). Thus, by causing ACWMF to purchase stock of an illegal gambling business repeatedly and over a significant period of time, Defendants conducted the affairs of ACWMF through a pattern of racketeering in violation of 18 U.S.C. § 1962(c). They also conspired to violate 18 U.S.C. §1962(c) within the meaning of 18 U.S.C. § 1962(d).

8. Because Defendants' unlawful conduct injured ACWMF itself, Plaintiff has named ACWMF as a nominal defendant, and Plaintiff asserts derivative claims on behalf of ACWMF.

9. Because Defendants' wrongdoing injured numerous investors in the Fund in exactly the same way, this action is also brought as a class action.

THE PARTIES

Plaintiff

10. Plaintiff Nelson Gomes ("Plaintiff") is a citizen of California and resides in Solano County. He first acquired shares in the Fund in 1997 for investment purposes and still owns shares in the Fund.

11. Plaintiff sues derivatively on behalf of ACWMF.

12. Plaintiff also seeks to represent a class of investors in ACWMF (the "Class") who first purchased shares in the Fund before July 17, 2006 and still held shares after July 17, 2006 (the "Class Period").

Nominal Defendant

13. ACWMF is a corporation organized under the laws of the State of Maryland. It has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111. It is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management investment company.

14. ACWMF is a "series" mutual fund. A series mutual fund is one that has two or more portfolios of securities, each offering a separate series or class of stock to investors. Each portfolio of a series mutual fund generally has different investment objectives, policies, practices, and risks. The shareholders of each portfolio do not participate in the investment results of any other portfolio and must look solely to the assets of their portfolio for most purposes, including redemption, liquidation, earnings, and capital appreciation. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities. Each separate portfolio is commonly referred to as a "fund."

15. ACWMF offers a "series" of shares known as American Century International Discovery Fund, which is referred to herein as the "Fund," though it is not a separate legal entity. In addition to the Fund, ACWMF also comprises 10 other funds, none of which is a separate legal entity. ACWMF has a single board of directors, which manages all 11 of its funds.

16. ACWMF, through its managers, is hostile and antagonistic to the enforcement of the claims set forth herein, such that it is properly aligned as a defendant for purposes of diversity of citizenship.

Defendants

17. Defendant American Century Companies, Inc. ("ACC") is incorporated in the state of Maryland and has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111.

18. ACC is an investment management company that controls ACWMF and the Fund through its subsidiary, American Century Global Investment Management, Inc. ("ACGIM"), and through its selection and appointment of the executives and the entire board of directors of ACWMF. The Fund does not have a board of directors separate from the board of ACWMF.

19. Defendant ACGIM is incorporated in the state of Delaware and has its principal place of business at 666 Third Avenue, New York, New York 10017.

20. ACGIM serves as the investment adviser to dozens of investment companies controlled by ACC, including ACWMF and the Fund. ACGIM was responsible for management of the Fund and implementing the investment strategy complained of herein.

21. Defendant James E. Stowers, Jr. ("Stowers Jr.") is Chairman of ACWMF, a director and controlling shareholder of ACC, and a director of ACGIM. Stowers is responsible for overseeing the investment strategy complained of herein.

22. Defendant Jonathan S. Thomas ("Thomas") is the President and Chief Executive Officer of ACWMF and has been since January 2007. He was the Executive Vice President of ACWMF from November 2005 through February 2007. Thomas exercised operational or managerial oversight over the portfolio holdings of the Fund, including the investment strategy complained of herein.

23. Defendants James E. Stowers, III ("Stowers III"), Thomas A. Brown ("Brown"), Andrea C. Hall ("Hall"), Donald H. Pratt ("Pratt"), Gale E. Sayers ("Sayers"), M. Jeannine Strandjord ("Strandjord"), and Timothy S. Webster ("Webster") (collectively and together with Stowers Jr. and Thomas, the "Directors") are members of the board of directors of ACWMF, with the exceptions of Stowers III and Webster, who ceased serving as directors in 2007 and 2008, respectively. Each of the Directors allowed ACWMF, through the Fund, to invest or continue its investments in an illegal gambling business. Each of the Directors had a fiduciary duty to act in the best interests of the shareholders of the ACWMF and the Fund. To an even greater degree than the directors of corporations that are not mutual funds, the directors of mutual funds are responsible for protecting the funds they serve under a unique watchdog role.

24. Defendant William M. Lyons ("Lyons") was President of ACWMF from September 2000 through January 2007. Lyons also served as the Chief Executive Officer of ACC from September 2000 through January 2007. He was primarily responsible for the day-to-day management of the Fund and implementing the investment strategy complained of herein.

25. Defendant Enrique Chan ("Chan") at all relevant times was the Chief Investment Officer of the International Equity group within ACC. He was responsible for implementing the investment strategy complained of herein.

26. Defendants Mark Kopinski ("Kopinski"), and Brian Brady ("Brady") at all relevant times were the co-portfolio managers of the Fund. They were responsible for developing and implementing the investment strategy complained of herein. In addition, Kopinski is also currently the Chief Investment Officer of the International Equity Discipline group within ACC.

27. The individual defendants are citizens of the states of New York, Connecticut, Missouri, Kansas and Illinois.

JURISDICTION AND VENUE

28. This Court has jurisdiction over this action pursuant to 28 U.S.C. §§ 1331 (federal question), 1332 (diversity), 1337 (commerce regulation) and 1367(a) (supplemental jurisdiction) and 18 U.S.C. § 1964 (RICO). There is complete diversity of citizenship, and the amount in controversy, without interests and costs, exceeds the sum or value specified by 28 U.S.C. § 1332. Plaintiff is a citizen of California, and each of the defendants is a citizen of a state other than California.

29. Venue is proper in this district pursuant to 28 U S.C. § 1391 and 18 U.S.C. § 1965 (RICO) because some of the acts and practices complained of herein occurred in substantial part within this district and because one or more Defendants reside, has an agent, or transacts their affairs within this district.

30. In connection with the acts and omissions alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including without limitation, the mails, interstate telephone communications, the Internet, and the facilities of the national securities markets and exchanges.

FACTS COMMON TO ALL CLAIMS

31. Section 1955 of Title 18 of the United States Code provides that whoever "finances ... or owns all or part of an illegal gambling business" is guilty of a felony.

32. One who purchases stock of a gambling business finances and becomes a part owner of such business.

33. Defendants caused ACWMF repeatedly to violate § 1955 within a ten-year period by causing ACWMF to purchase shares of an "illegal gambling business" within the meaning of § 1955.

34. Each time ACWMF purchased stock of an illegal gambling business, it violated § 1955.

35. Each of the Defendants knowingly developed and implemented (or conspired to develop and implement) an investment strategy pursuant to which ACWMF, through the Fund, was caused repeatedly and over a significant period of time to purchase shares in BWin Interactive Entertainment AG (formerly BETandWIN.com Interactive Entertainment AG) ("BWin").

36. At various times, in or about February 2006, Defendants caused ACWMF, through the Fund, to purchase millions of dollars worth of shares of BWin. At various times between March 1, 2006 and May 31, 2006, Defendants caused ACWMF, through the Fund, to purchase additional shares of BWin. At various times between June 1, 2006 and August 31, 2006, Defendants caused ACWMF, through the Fund, to purchase additional shares of BWin.

37. At the time of the investments complained of herein, BWin was an "illegal gambling business" as that term is used in 18 U.S.C. § 1955.

38. At the time of the investments complained of herein, it was well-established that gambling businesses operating outside the United States violate US criminal law when they take wagers from gamblers in the US. For example, Jay Cohen ("Cohen") was convicted in February 2000 of running an Internet sports book. On appeal, the Second Circuit held that Cohen and his organization, an Antiguan corporation that took bets over the Internet from gamblers in New York, violated the Wire Gambling Act, 18 U.S.C. § 1084, whenever there "was a telephone call or an internet transmission between New York and [defendant] in Antigua" that facilitated a bet or wager on a sporting event. *U.S. v. Cohen*, 260 F.3d 68 (2d Cir. 2001).

39. At the time of the investments complained of herein, it was also well-established that gambling businesses operating outside the United States may violate the criminal laws of individual states when they take wagers from gamblers in those states. For example, in

U.S. v. Gotti, 459 F.3d 296 (2d Cir. 2006), in upholding a conviction under § 1955 predicated on a violation of N.Y. Penal Law § 225.00, the court held that it is "irrelevant that Internet gambling is legal in Antigua. The act of entering the bet and transmitting the information from New York via the Internet is adequate to constitute gambling activity within New York State." *Accord People ex rel. Vacco v. World Interactive Gaming Corp.*, 185 Misc.2d 852 (N.Y. Co. Sup. Ct. 2000).

40. On June 11, 2003, the United States Department of Justice issued a public warning letter reminding the public that "Internet gambling and offshore sportsbook operations that accept bets from customers in the United States violate Sections 1084, 1952, and 1955 of [Title] 18 of the United States Code, each of which is a Class E felony. Additionally, pursuant to [18 U.S.C. § 2], any person or entity who aids or abets in the commission of any of the above-listed offenses is punishable as a principal violator of those statutes."

41. There is also no question that Defendants, particularly the Directors, knew that companies such as BWin were illegal gambling businesses. Prior to the investments in BWin, the Directors had also caused another fund controlled by ACC and managed by American Century Investment Management Inc., the sub-advisor to ACWMF, to purchase shares that at one point were worth almost $100 million in PartyGaming Plc, an illegal gambling business similar to BWin. In a June 2005 prospectus, in connection with an initial public offering ("IPO") of its securities, PartyGaming had warned prospective investors that "in many countries, including the United States, the Group's activities are considered to be illegal by relevant authorities." In the same prospectus, PartyGaming disclosed to prospective investors that it "generates most of its revenues from customers in the US (approximately 87 per cent. in the first quarter of 2005)." On June 26, 2005, The New York Times reported that, for PartyGaming, the "potential illegalities aren't just a secret hidden in its business plan – they are the centerpiece of its business plan."

42. Additionally, prior to the investments in BWin, the Directors had also authorized another fund controlled by ACC and managed by ACGIM to purchase shares of NETeller Plc ("NETeller"), another illegal gambling business similar to BWin. Like

PartyGaming, in connection with an IPO of its securities, NETeller disclosed in its April 8, 2004 prospectus that its operations violated US federal and state gambling laws.

43. Prior to the investments complained of herein, Defendants each knew, or was reckless in not knowing, that BWin was taking bets from gamblers in the United States and that law enforcement agencies in the United States considered its activities to be illegal gambling.

44. In addition to the foregoing, before Defendants first caused the ACWMF to invest in BWin, it was public knowledge in the United States, based on various news media reports and public press releases from the United States Department of Justice, that:

- In 1997, a Missouri court held that Interactive Gaming & Communications Corp. violated state law by accepting bets through the Internet.
- In October 2001, New Jersey filed enforcement proceedings against various online gaming entities, including Sportingbet, for violating New Jersey's gambling laws.
- In October 2001, Gold Medal Sports, an online sportsbook located in Curacao, and its principals, pleaded guilty to racketeering in a criminal case brought by the United States Attorney for the Western District of Wisconsin.
- In April 2002, based on pressure brought by the Attorney General of New York, PayPal, the world's largest electronic payment processor, agreed to halt financial transactions on behalf of online gambling companies such as Sportingbet, BWin and PartyGaming, which were taking bets from gamblers in New York in violation of New York state law. Banks, including Citibank, also settled claims brought by the New York State Attorney General by agreeing to halt payment processing for unlawful Internet gambling businesses.
- In March 2003, the United States brought suit against PayPal in Missouri for facilitating unlawful gambling activity. In July 2005, PayPal agreed to pay the federal government $10 million in penalties.
- The DOJ seized millions of dollars from cable TV stations that accepted advertising money from illegal Internet gambling businesses, including over $6 million from the Discovery Channel in April 2004.
- In 2006, Sporting News agreed to pay a $7.2 million fine because it promoted unlawful gambling businesses by publishing ads for Internet gambling sites.

45. When Defendants caused ACWMF to purchase stock in an illegal gambling business, ACWMF financed and became a part owner of an illegal gambling business in violation of § 1955.

46. On June 1, 2006, a US grand jury indicted London-based BetOnSports Plc ("BetOnSports") – an unlawful Internet gambling business similar to BWin – for racketeering, mail fraud and running an illegal gambling enterprise because it was accepting wagers from US bettors in violation of US law. The indictment was filed under seal, so investors did not learn about it until July 16, 2006 when its Chief Executive Officer, David Carruthers, was arrested.

47. After the public disclosures of the BetOnSports indictment, the share prices of publicly held gambling companies that had been taking bets from gamblers in the US – including BWin – fell dramatically.

48. There was no other material cause for the drop in BWin share price other than BWin's anticipated loss of illegal US-based gambling revenue due to government enforcement efforts. That drop was the direct, proximate, natural, probable and reasonably foreseeable consequence of Defendants' actions in causing ACWMF to invest in an illegal gambling business in violation of federal criminal law. The government law enforcement actions, and the investment losses that followed those enforcement actions, were reasonably foreseeable and were part of the risk that Defendant created by investing in illegal gambling businesses.

49. Soon after the commencement of the law enforcement actions, BWin shut down its US operations and took an impairment charge of approximately $680 million.

50. On or after August 31, 2006, ACWMF sold all of its shares of BWin, suffering millions of dollars in losses. But for the events described above, Defendants would have continued the racketeering activities described above.

51. Each of the Defendants agreed to cause, and participated in a scheme to cause, ACWMF to purchase stock in an illegal gambling business.

52. Pursuant to the foregoing agreement and scheme, one or more of the Defendants did in fact cause ACWMF repeatedly and over a significant period of time or in an

open-ended scheme, to purchase stock in an illegal gambling business which was illegal under federal law and the laws of one or more of the United States.

53. ACWMF is an open-ended investment company whose activities affect interstate or foreign commerce.

54. ACWMF is an enterprise within the meaning of RICO.

55. Each of the Defendants is a person employed by or associated with ACWMF.

56. Each of the Defendants had operational or managerial control over ACWMF.

57. In causing ACWMF to purchase stock of an illegal gambling business, each of the Defendants exercised operational or managerial control over ACWMF.

58. At the time Defendants caused ACWMF to purchase stock in BWin, BWin was an illegal gambling business because the business of the company (a) violated the laws of one or more of the United States, including, without limitation, the laws of the state of New York; (b) involved five or more persons who conduct, finance, manage, supervise, direct, or own all or part of such business; and (c) had been or remained in substantially continuous operation for a period in excess of thirty days or had a gross revenue of $2,000 in any single day.

59. Defendants' activities causing ACWMF to make investments in an illegal gambling business constituted an open-ended, continuous pattern of racketeering activity under 28 U.S.C. § 1962(c).

60. Defendants conducted or caused to be conducted, or were reckless in failing to conduct or to cause to be conducted, due diligence before ACWMF purchased stock in an illegal gambling business. Accordingly, Defendants each knew, or is deemed to have known, that they were causing ACWMF to purchase stock of a company that was taking wagers from gamblers in the United States, including, without limitation, the State of New York.

61. In or about 2006, federal and state law enforcement agencies began a crackdown on illegal gambling businesses such as the one in which Defendants had caused ACWMF to invest. Thereafter, the stock prices of illegal gambling businesses, including the one that ACWMF owned, fell substantially, as the market re-priced the value of the shares of the

illegal gambling businesses to account for the loss of illegal revenues derived from activities that violated anti-gambling laws in the United States.

62. As a direct, foreseeable, and proximate result of Defendants' acts in causing ACWMF to invest in an illegal gambling business, ACWMF and Plaintiff were injured in their business or property.

63. Each purchase of shares by ACWMF in BWin caused ACWMF to own part of an illegal gambling business.

64. Each purchase of shares by ACWMF in BWin caused ACWMF to finance an illegal gambling business.

65. In addition to conducting or participating in the conduct of ACWMF's activities through a pattern of racketeering, Defendants also agreed and conspired to violate 18 U.S.C. § 1962(c) by conducting or participating in the conduct of the affairs of ACWMF through a pattern of racketeering activity within the meaning of 18 U.S.C. § 1962(d). Specifically:

(a) Defendants agreed to cause ACWMF to invest in an illegal gambling business.

(b) In furtherance of such conspiracy, Defendants caused ACWMF to make investments in an illegal gambling business.

66. ACWMF and Plaintiff have been injured in their business or property through Defendants' violation of 18 U.S.C. § 1962.

67. Said injuries were proximately caused by Defendants' racketeering activities and the overt acts taken in furtherance of Defendants' racketeering conspiracy.

68. Said injuries were the foreseeable, direct and natural consequence of unlawful investments in an illegal gambling business.

69. Defendants' actions breached their fiduciary duties to ACWMF.

70. Defendants' actions also breached their fiduciary duties to each of the shareholders of the Fund.

71. Defendants' actions also constituted negligence in that they breached a duty of care owed to ACWMF.

72. Defendants' actions also constituted negligence in that they breached a duty of care owed to each of the shareholders of the Fund.

73. Plaintiff has been injured as a result of Defendants' breaches of fiduciary duties and negligence.

74. ACWMF and Plaintiff have been injured in their business or property as a result of Defendants' racketeering, breach of fiduciary duty, negligence and waste of assets.

ALLEGATIONS COMMON TO ALL DERIVATIVE CLAIMS

75. Plaintiff was a shareholder of ACWMF at the time of the transactions of which he complains.

76. Plaintiff is a shareholder in ACWMF at the present time.

77. This action is not a collusive one to confer jurisdiction on this Court which it would not otherwise have.

78. No effort has been made to obtain the desired action from the board of directors of ACWMF because (a) the entire board of directors of ACWMF have an inherent conflict in determining a demand against Defendants; and (b) in addition, a majority of the board of directors have a disabling interest because they are exposed to a substantial likelihood of criminal and civil liability. In particular:

(a) The entirety of the board of directors of ACWMF is inherently conflicted because any decision to vindicate the rights of investors in the Fund against ACC and ACGIM would be contrary to the interests of shareholders of other funds on whose behalf the directors also serve and to whom they owe a duty of undivided loyalty;

(b) The defendant Directors, who compose a majority of the board of directors, also have disabling interests and lack independence because they face a substantial likelihood of criminal and civil liability for wrongs that constitute, among other things, crimes, bad faith, gross negligence, willful misfeasance, reckless disregard of duty, and violation of defendant Directors' duty of loyalty.

79. The board of directors for ACWMF each have fiduciary duties to independently represent the best interests of the investors in each of the funds that compose ACWMF. The Directors therefore are charged with separate and independent fiduciary duties to the investors in the Fund as well as to the investors in the other funds that constitute ACWMF.

80. The interests of the investors in the other funds that constitute ACWMF are contrary to the interests of the investors in the Fund with respect to the claims set forth in this complaint against Defendants. The interests of the investors in the other funds that constitute ACWMF are antagonistic to those of the investors in the Fund because the fees paid to ACC and ACGIM by ACWMF and allocated by Defendants to the Fund help cover the expenses or losses of the other funds that compose ACWMF.

81. According to ACWMF's official filings with the United States Securities and Exchange Commission ("SEC"), ACGIM is responsible for providing or arranging for all services necessary for the operation of all the separate funds that compose ACWMF. ACGIM obtains the funds to pay for all such operation expenses in substantial part from the fees allocated to the Fund.

82. Were the Plaintiffs to prevail in this litigation, ACGIM would be liable to pay an amount equal to three times all capital losses suffered by ACWMF and all of the fees ACGIM has received on account of its management of the Fund's portfolio from the time that Defendants first caused ACWMF to purchase shares in illegal gambling businesses. In that event, ACGIM would be unable to continue covering the operational expenses of the other funds that compose ACWMF as well as other funds to which the board of directors also have fiduciary duties. As a result, it is contrary to the interests of investors in the other funds for Plaintiff to succeed in this action. All of the directors therefore have an irreconcilable conflict of interest with respect to this action because they owe a duty of undivided loyalty to multiple groups of investors whose interests directly and irreconcilably conflict.

83. Because of the inherent conflict of interest faced by the entire board of directors of ACWMF, demand on them to bring suit against Defendants would be futile as a matter of law.

84. In addition, a majority of the board of directors also have a disabling interest in assessing a demand to sue Defendants – including themselves – on behalf of ACWMF because they face a substantial likelihood of personal criminal or civil liability.

85. To an even greater degree than the directors of ordinary corporations, mutual fund directors, including the Directors, are responsible for protecting mutual funds' investors under a unique watchdog role. Thus, each of the Directors had a special duty to ensure that ACWMF did not invest in criminal activities and enterprises, including illegal gambling businesses.

86. The Directors also had a duty to ensure that ACWMF had proper control mechanisms to ensure that it did not make any investments in any illegal gambling businesses.

87. As part of its role as investment adviser, ACGIM selects with ACC the persons who serve on ACWMF's board of directors, including the Directors. Accordingly, the relationship between ACC, ACGIM, ACWMF and the Directors is fraught with conflicts of interest.

88. Because of the widespread publicity given by the international news media to the illegality of investments in companies such as BWin, the Directors knew or were reckless in not knowing that ACWMF's investments in BWin were illegal.

89. Because a demand in this case would require the board of directors of ACWMF to cause ACWMF to sue ACC, ACGIM and the Director defendants, the Directors are inherently conflicted from exercising independent and disinterested business judgment.

90. Therefore, pre-suit demand upon the Directors would have been futile because a majority of the directors could not have properly exercised their independent and disinterested business judgment in responding to a demand. Not only do the Director defendants face a substantial threat of civil and criminal liability, but the relationship between ACC, ACGIM,

ACWMF and the Directors creates a conflict of interest that creates a strong presumption against board independence and disinterest.

91. Pre-suit demand upon the board of directors of ACWMF is also excused because the wrongdoing of which Plaintiff complains in this complaint constitutes inherently illegal criminal activity that is *ultra vires* and a *per se* violation of the business judgment rule.

CLASS ALLEGATIONS

92. Plaintiff seeks to represent a class of investors in ACWMF who purchased one or more shares in the Fund during the Class Period.

93. Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which Defendants have or had a controlling interest.

94. The requirements of Fed. R. Civ. P. 23(a) are met because:

(a) The members of the Class are so numerous that joinder of all members is impracticable.

(b) There are questions of law and fact common to the Class, including whether:

(i) Defendants' acts and conduct as alleged herein violated RICO;

(ii) Defendants breached their fiduciary and other duties to Plaintiff;

(iii) Defendants committed negligence;

(iv) Defendants' wrongful conduct proximately caused the injuries complained of; and

(v) Defendants are required to forfeit all fees, commissions or other profits received from the time that they first violated their fiduciary duties.

(c) Plaintiff's claims are typical of the claims of the members of the Class because all members of the Class were injured by Defendants' wrongful conduct in exactly the same way.

(d) Plaintiff will fairly and adequately protect the interests of the Class because Plaintiff's attorneys are qualified, experienced, and generally able to conduct the proposed litigation. Moreover, Plaintiff has no interests antagonistic to those of the Class.

95. The requirements of Fed. R. Civ. P. 23(b)(3) are met because:

(a) A class action is superior to all other available methods for the fair and efficient adjudication of this controversy because:

(i) The Class members' individual interests are small, such that they would have no interest in individually controlling the prosecution of separate actions;

(ii) No other litigation concerning this controversy has been commenced;

(iii) It would be desirable to concentrate the litigation of these claims in this forum; and

(iv) It is unlikely that there will be significant difficulties in managing this case as a class action.

FIRST CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(CIVIL RICO, 18 U.S.C. § 1962(C))

96. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

97. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. §§ 1961, *et seq.*, against Defendants.

98. ACWMF is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the Directors, investment advisers and executives of ACWMF and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

99. Defendants agreed to and did conduct or participate in the conduct of ACWMF's affairs through a pattern of racketeering activity and for the unlawful purpose of investing in illegal gambling businesses in violation of 18 U.S.C. § 1962(c).

100. Pursuant to and in furtherance of their unlawful scheme, Defendants committed multiple racketeering acts by making numerous investments in an illegal gambling business on several occasions extending over a year.

101. The foregoing acts constitute a pattern of racketeering activity pursuant to 18 U.S.C. § 1961(5).

102. As a direct and proximate result of the Defendants' racketeering activities and violations of 18 U.S.C. § 1962(c), Plaintiff and the Class have been injured in their business or property.

SECOND CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(CIVIL RICO, 18 U.S.C. § 1962(d))

103. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

104. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. §§ 1961, *et seq.*, against Defendants.

105. Each Defendant violated 18 U.S.C. § 1962(d) by conspiring and agreeing to conduct or participate in the conduct of ACWMF's affairs through a pattern of racketeering activity and for the unlawful purpose of investing in illegal gambling businesses, in violation of 18 U.S.C. § 1962(c).

106. Pursuant to and in furtherance of their unlawful conspiracy, one or more Defendants committed one or more overt acts in furtherance of the conspiracy.

107. As a direct and proximate result of Defendants' conspiracy and the overt acts in furtherance of such conspiracy, Plaintiff and the Class have been injured in their business and property.

THIRD CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(BREACH OF FIDUCIARY DUTY)

108. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

109. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

110. Defendants owe a fiduciary duty to shareholders of ACWMF who invested in the Fund.

111. Defendants have breached their fiduciary duties to Plaintiff and the Class by causing ACWMF, through the Fund, to invest in an illegal gambling business.

112. Plaintiff and the Class have been injured as a direct, proximate and foreseeable result of such breach on the part of Defendants and have suffered substantial damages thereby, including the loss in value of their investments and the payment, directly or indirectly, of commissions, fees and other compensation received by Defendants from the time that they first breached their fiduciary duties to Plaintiff and the Class.

113. Plaintiff, individually and on behalf of the Class, also seeks special injuries not belonging to ACWMF. In particular, Plaintiff and the Class seek the recoupment of fees, commissions and other compensation that Plaintiff and each Class member paid to Defendants.

FOURTH CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(NEGLIGENCE)

114. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

115. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

116. Defendants owe a duty to the shareholders of ACWMF who invested in the Fund to exercise reasonable care with respect investments by the Fund.

117. Defendants breached their duty of care to shareholders of ACWMF who invested in the Fund by causing ACWMF, through the Fund, to invest in an illegal gambling business.

118. As a proximate result of Defendants' negligence, Plaintiff and the Class have been damaged.

FIFTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(CIVIL RICO, 18 U.S.C. § 1962(c))

119. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

120. This claim is brought by Plaintiff derivatively on behalf of ACWMF pursuant to RICO, 18 U.S.C. §§ 1961(c), against Defendants separately and distinctly from his claims individually and on behalf of the Class.

121. As a direct and proximate result of Defendants' racketeering activities and violations of 18 U.S.C. § 1962(c), ACWMF has been injured in its business and property.

SIXTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(CIVIL RICO, 18 U.S.C. § 1962(d))

122. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

123. This claim is brought by Plaintiff derivatively on behalf of ACWMF pursuant to 18 U.S.C. § 1961(d), against Defendants separately and distinctly from his claims individually and on behalf of the Class.

124. As a direct and proximate result of Defendants' conspiracy and the overt acts in furtherance of such conspiracy, ACWMF has been injured in its business and property.

SEVENTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(BREACH OF FIDUCIARY DUTY)

125. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

126. This claim is brought by Plaintiff derivatively on behalf of ACWMF against Defendants separately and distinctly from Plaintiff's claims individually and on behalf of the Class.

127. Defendants have breached their fiduciary duties to ACWMF by causing ACWMF to invest in an illegal gambling business.

128. ACWMF has been injured as a direct, proximate and foreseeable result of such breach on the part of Defendants and has suffered substantial damages thereby.

EIGHTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(NEGLIGENCE)

129. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

130. This claim is brought by Plaintiff derivatively on behalf of ACWMF against Defendants separately and distinctly from Plaintiff's claims individually and on behalf of the Class.

131. ACWMF has been injured as a direct, proximate and foreseeable result of Defendants' negligence and has suffered substantial damages thereby.

NINTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(WASTE)

132. Plaintiff repeats and realleges all paragraphs above as if fully set forth herein.

133. This claim is brought by Plaintiff derivatively on behalf of ACWMF against Defendants separately and distinctly from Plaintiff's claims individually and on behalf of the Class.

134. Defendants each had a duty to ACWMF to prevent waste of ACWMF's assets.

135. Defendants each breached their duties to prevent the waste of ACWMF's assets.

136. ACWMF has been injured as a direct, proximate and foreseeable result of such breach on the part of the Defendants and has suffered substantial damages thereby.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays that, upon the trial of this action, Plaintiff recover for himself, on behalf of the Class, on behalf of nominal defendant, from each Defendant, jointly and severally, as follows:

a) Compensatory damages for individual shareholders representing the reduction in value of their investments resulting from Defendants' wrongful conduct;

b) Compensatory damages for ACWMF representing the reduction in value of its investments resulting from Defendants' wrongful conduct;

c) Forfeiture and disgorgement of any commissions, fees or profits received by Defendants from the time of their first wrongful conduct;

d) Treble damages;

e) Punitive damages;

f) Recovery of Plaintiff's attorneys' fees, expert witness fees, and costs and disbursements of suit;

g) Pre-judgment and post-judgment interest; and

h) Such other and further relief to which Plaintiff is deemed entitled by the Court and/or the jury.

JURY DEMAND

Plaintiff demands a trial by jury on all issues to triable.

Dated: June 26, 2009

Crystal G. Howard (SBN 224627)
SIMMONS BROWDER GIANARIS
ANGELIDES & BARNERD LLC
100 N. Sepulveda Blvd., Suite 1350
El Segundo, California 90245
Telephone: 310-322-3555
Facsimile: 310-322-3655
choward@simmonsfirm.com

and

Thomas I. Sheridan, III
Andrea Bierstein
HANLY CONROY BIERSTEIN
SHERIDAN FISHER & HAYES, LLP
112 Madison Avenue
New York, NY 10016-7416
Telephone: 212-784-6400
tsheridan@hanlyconroy.com
abierstein@hanlyconroy.com

Attorneys for Plaintiff

VERIFICATION

Nelson Gomes, pursuant to 28 U.S.C. § 1746, hereby verifies, under penalty of perjury, that the foregoing complaint is true and correct to the best of his knowledge information and belief, formed after reasonable inquiry.

Executed: June 27, 2009

[signature]

Nelson Gomes